(Formerly Hard Creek Nickel Corporation)

Consolidated Financial Statements
Years Ended December 31, 2017 and 2016

Expressed in Canadian Dollars

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Giga Metals Corporation (formerly Hard Creek Nickel Corporation)

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated financial statements of Giga Metals Corporation (formerly Hard Creek Nickel Corporation) (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2017 and 2016, the consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2017 and 2016, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s reparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2003.
Vancouver, Canada
April 30, 2018

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Consolidated Statements of Financial Position
As at December 31, 2017 and 2016
Expressed in Canadian Dollars

		2017	2016
	Notes	$	$

ASSETS
Current assets
Cash and cash equivalents		4,066,588	85,758
Receivables	4	30,651	10,504
Prepaid expenses		361,425	8,406
		4,458,664	104,668
Non-current assets
Reclamation deposits		187,900	187,900
Equipment	5	9,463	10,320
Exploration and evaluation assets	6	1	1
		197,364	198,221

TOTAL ASSETS		4,656,028	302,889

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	7	144,982	14,970

TOTAL LIABILITIES		144,982	14,970

EQUITY
Share capital	10	53,218,158	48,887,797
Share-based payment reserve	11	6,745,535	6,196,470
Subscriptions received	16	27,000	-
Deficit		(55,479,647)	(54,796,348)

TOTAL EQUITY		4,511,046	287,919

TOTAL LIABILITIES AND EQUITY		4,656,028	302,889

Nature and continuance of operations (Note 1)

Subsequent events (Note 17)

APPROVED BY:

DIRECTOR	“MARK JARVIS”	DIRECTOR	“LYLE DAVIS”

See accompanying notes to the consolidated financial statements

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Consolidated Statements of Comprehensive Loss
For the years ended December 31, 2017 and 2016
Expressed in Canadian Dollars

		2017	2016
	Notes	$	$

Operating expenses
Amortization	5	1,713	2,968
Consulting		44,141	26,692
Investor relations		33,429	12,540
Legal and audit		21,167	18,178
Management fees	12	53,600	18,000
Office and general		123,067	75,111
Stock-based compensation	10	360,493	42,831
		637,610	196,321

Other items
Exploration property impairments	6	51,964	29,093
Interest income		(6,275)	(1,302)
		45,683	27,791

Loss and comprehensive loss for the year		(683,299)	(224,112)

Loss per share – basic and diluted	10	(0.03)	(0.01)
Weighted average number of shares outstanding – basic and diluted	10	25,986,111	18,347,211

See accompanying notes to the consolidated financial statements

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Consolidated Statement of Changes in Equity
For the years ended December 31, 2017 and 2016
Expressed in Canadian Dollars

		Share capital
				Share-based
		Number of		payment	Subscriptions
		shares	Amount	reserve	received	Deficit	Total
	Notes	#	$	$	$	$	$

Balance at December 31, 2015		9,037,349	48,642,413	6,153,639	-	(54,572,236)	223,816

Private placement	10	12,500,000	250,000	-	-	-	250,000
Share issuance costs	10	-	(4,616)	-	-	-	(4,616)
Stock-based compensation	10	-	-	42,831	-	-	42,831
Comprehensive loss for the year		-	-	-	-	(224,112)	(224,112)

Balance at December 31, 2016		21,537,349	48,887,797	6,196,470	-	(54,796,348)	287,919

Private placements	10	18,146,666	4,664,233	36,267	27,000	-	4,727,500
Share issuance costs
- Cash finders’ fees	10	-	(230,473)	-	-	-	(230,473)
- Cash brokers’ warrants	10	-	(152,305)	152,305	-	-	-
- Other fees	10	-	(26,594)	-	-	-	(26,594)
Exercise of warrants		855,000	63,000	-	-	-	63,000
Exercise of options		125,000	12,500	-	-	-	12,500
Stock-based compensation	10	-	-	360,493	-	-	360,493
Comprehensive loss for the year		-	-	-	-	(683,299)	(683,299)

Balance at December 31, 2017		40,664,015	53,218,158	6,745,535	27,000	(55,479,647)	4,511,046

On August 28, 2017, the Company consolidated its common shares on a basis of one (1) new common share for two (2) old common shares held. Reference to common shares, per share amounts and other securities have been retroactively restated.

See accompanying notes to the consolidated financial statements

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Consolidated Statements of Cash Flows
For the years ended December 31, 2017 and 2016
Expressed in Canadian Dollars

	2017	2016
	$	$

Operating activities
Loss for the year	(683,299)	(224,112)
Adjustments for:
Amortization	1,713	2,968
Stock-based compensation	360,493	42,831
Exploration property impairment and expenditures	51,964	29,093
Changes in non-cash working capital items:
Receivables	(20,147)	9,412
Prepaid expense	(353,019)	(1,810)
Trade payables and accrued liabilities	130,012	(879)
Net cash flows used in operating activities	(512,283)	(142,497)

Investing activities
Expenditures on exploration and evaluation assets	(51,964)	(29,093)
Purchase of equipment	(856)	-
Net cash flows used in investing activities	(52,820)	(29,093)

Financing activities
Proceeds on issuance of common shares	4,803,000	250,000
Share issue costs	(257,067)	(4,616)
Net cash flows from financing activities	4,545,933	245,384
Increase in cash and cash equivalents	3,980,830	73,794
Cash and cash equivalents, beginning	85,758	11,964

Cash and cash equivalents, ending	4,066,588	85,758

Cash	1,555,088	85,758
Cash equivalents	2,511,500	-

Supplemental cash flow information (Note 15)

See accompanying notes to the consolidated financial statements

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2017 and 2016

1.	Nature and continuance of operations

Giga Metals Corporation (the “Company”) was incorporated on January 17, 1983, under the laws of the province of British Columbia, Canada, and its principal activity is the acquisition and exploration of mineral properties in Canada. On August 28, 2017, the Company changed its name to Giga Metals Corporation from Hard Creek Nickel Corporation. The Company’s common shares are listed for trading on the TSX Venture Exchange (“TSXV”) under the symbol “GIGA”.

The head office, principal address and records office of the Company are located at 700 West Pender Street, Suite 203, Vancouver, British Columbia, Canada, V6C 1G8. The Company’s registered address is 885 West Georgia Street, Suite 800, Vancouver, British Columbia, Canada, V6C 3H1.

These consolidated financial statements have been prepared on the assumption that the Company and its subsidiary will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at December 31, 2017, the Company had working capital of $4,313,682 but the Company had not advanced its mineral properties to commercial production. The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. Management intends to finance operating costs over the next twelve months using existing cash.

2.	Significant accounting policies and basis of preparation

These financial statements were authorized for issue on April 30, 2018 by the directors of the Company.

Statement of compliance with International Financial Reporting Standards

The consolidated financial statements of the Company comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Basis of preparation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The consolidated financial statements are presented in Canadian dollars unless otherwise noted.

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned Canadian subsidiary, Canadian Metals Exploration Ltd. Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

Significant estimates and assumptions

The preparation of financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2017 and 2016

circumstances. Revisions to estimates are adjusted prospectively in the period in which the estimates are revised.

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include the useful lives of plant and equipment, the recoverability of the carrying value of exploration and evaluation assets, fair value measurements for financial instruments, the recoverability and measurement of deferred tax assets, provisions for restoration and environmental obligations and contingent liabilities.

Significant judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

–	The assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;
–	the classification / allocation of expenditures as exploration and evaluation expenditures or operating expenses; and
–	the classification of financial instruments.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments held in the form of money market investments and certificates of deposit with investment terms that allow for penalty free redemption after one month.

Exploration and evaluation expenditures

Costs incurred before the Company has obtained the legal rights to explore an area are expensed as incurred.

Exploration and evaluation expenditures include the costs of acquiring licenses and costs associated with exploration and evaluation activity. Option payments are considered acquisition costs provided that the Company has the intention of exercising the underlying option.

Property option agreements are exercisable entirely at the option of the optionee. Therefore, option payments (or recoveries) are recorded when payment is made (or received) and are not accrued.

Exploration and evaluation expenditures are capitalized. The Company capitalizes costs to specific blocks of claims or areas of geological interest. Government tax credits received are recorded as a reduction to the cumulative costs incurred and capitalized on the related property.

Exploration and evaluation assets are tested for impairment if facts or circumstances indicate that impairment exists. Examples of such facts and circumstances are as follows:

–	the period for which the Company has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;
–	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;
–

exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2017 and 2016

–

sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

After technical feasibility and commercial viability of extracting a mineral resource are demonstrable, the Company stops capitalizing expenditures for the applicable block of claims or geological area of interest and tests the asset for impairment. The capitalized balance, net of any impairment recognized, is then reclassified to either tangible or intangible mine development assets according to the nature of the asset.

Share-based payments

The Company operates an employee stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the share-based payment reserve. The fair value of options is determined using the Black–Scholes option pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Loss per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company. Diluted loss per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

Financial instruments

The Company classifies its financial instruments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets are classified at fair value through profit or loss when they are either held for trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2017 and 2016

included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value. These are included in current assets to the extent they are expected to be realized within 12 months after the end of the reporting period. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses on monetary financial assets.

Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the group commits to purchase the asset.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen.

The Company does not have any derivative financial assets and liabilities.

Impairment of assets

The carrying amount of the Company’s assets (which include plant and equipment and exploration and evaluation assets) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of comprehensive loss.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount. Any reversal of impairment cannot increase the carrying value of the asset to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Income taxes

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2017 and 2016

Current income tax:
Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax:
Deferred income tax is recognized, using the asset and liability method, on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Flow-through shares:
On the issuance of flow-through shares, any premium received in excess of the market price of the Company’s common shares is initially recorded as a liability (“flow-through tax liability”). Provided that the Company has renounced the related expenditures, or that there is a reasonable expectation that it will do so, the flow-through tax liability is reduced on a pro-rata basis as the expenditures are incurred. If such expenditures are capitalized, a deferred tax liability is recognized. To the extent that the Company has suitable unrecognized deductible temporary differences, an offsetting recovery of deferred income taxes would be recorded.

Restoration and environmental obligations
The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to the related asset along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.

The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related asset with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2017 and 2016

Changes in the net present value, excluding changes in the Company’s estimates of restoration costs, are charged to the statement of comprehensive loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to the statement of comprehensive loss in the period incurred.

The costs of restoration projects that were included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company’s accounting policy for exploration and evaluation assets.

At December 31, 2017 and 2016, the Company had no material restoration and environmental obligations.

Equipment

Plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of comprehensive loss during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the statement of comprehensive loss.

Amortization is calculated on a declining balance method to write off the cost of the assets to their residual values over their estimated useful lives. The amortization rates applicable to each category of property, plant and equipment are as follows:

Class of equipment	Amortization rate
Motor vehicles	30% declining balance
Computer equipment	30% declining balance
Exploration and office equipment	20% declining balance

3.	Accounting standards issued but not yet effective

New standard IFRS 9 “Financial Instruments” is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.

The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company does not expect the adoption of IFRS 9 to have a material effect on the financial statements.

IFRS 16 “Leases” replaces IAS 17 “Leases” and the related interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2017 and 2016

determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting is not substantially changed. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted for entities that have adopted IFRS 15. The Company has not yet assessed the future impact of this new standard on its financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s consolidated financial statements.

4.	Receivables

	2017	2016
	$	$

Goods and Service sales tax	5,177	1,141
British Columbia mining tax credits	20,264	7,273
Interest receivable	5,210	-
Other receivables	-	2,090
	30,651	10,504

5.	Equipment

			Exploration
	Motor	Computer	and office
	Vehicles	equipment	equipment	Total
	$	$	$	$
Cost:
At December 31, 2016 and 2015	20,330	28,809	61,984	111,123
Additions	-	856	-	856
At December 31, 2017	20,330	29,665	61,984	111,979

Depreciation:
At January 1, 2015	19,422	25,619	51,794	97,835
Charge for the year	272	660	2,036	2,968
At December 31, 2016	19,694	27,279	53,830	100,803
Charge for the year	144	348	1,221	1,713
At December 31, 2017	19,838	27,627	55,051	102,516

Net book value:
At December 31, 2016	636	1,530	8,154	10,320
At December 31, 2017	492	2,038	6,933	9,463

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2017 and 2016

6.	Exploration and evaluation assets

The Company’s deferred exploration costs are as follows:

	Balance,		Balance,		Balance,
	December 31,	Change in year	December 31,	Change in year	December 31,
	2015	2016	2016	2017	2017
	$	$	$	$	$

Mineral property interests	179,500	-	179,500	-	179,500
Assays and testing	2,052,292	-	2,052,292	-	2,052,292
Claims renewal / staking	459,261	-	459,261	-	459,261
Drilling	12,488,967	-	12,488,967	-	12,488,967
Environmental studies	1,256,621	-	1,256,621	-	1,256,621
Exploration data management	917,422	-	917,422	-	917,422
First Nations	166,444	-	166,444	-	166,444
Geochemistry	111,066	-	111,066	-	111,066
Geological and engineering services	8,779,898	18,000	8,779,898	54,358	8,834,256
Geophysical services	743,515	-	743,515	-	743,515
Metallurgy	3,792,672	7,500	3,792,672	-	3,792,672
Petrographic work	43,957	-	43,957	-	43,957
Project management	106,015	-	106,015	-	106,015
Survey, mapping and camp	1,617,849	10,866	1,617,849	10,597	1,628,446
Transportation	2,604,549	-	2,604,549	-	2,604,549
Cost recovery	(56,480)	-	(56,480)	-	(56,480)
Property impairments	(33,006,960)	(29,093)	(33,006,960)	(51,964)	(33,058,924)
BC refundable mining tax credits	(2,195,403)	(7,273)	(2,195,403)	(12,991)	(2,208,394)
Federal non-refundable mining tax credits, net of valuation allowance	(61,185)	-	(61,185)	-	(61,185)
	1	-	1	-	1

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2017 and 2016

The Company has a 100% interest in certain mineral claims, located along the Turnagain River in British Columbia, Canada. One claim is subject to a 4% net smelter return royalty (“NSR”). The Company has the option to purchase all or part of the NSR within four years of commercial production for a price of $1,000,000 per 1% NSR.

During the year ended December 31, 2016, the Company incurred costs totalling $29,093 net of B.C. Mineral Exploration Tax Credits on the Turnagain mineral claims, which were impaired based on the indicators discussed below.

At December 31, 2016, the Company determined that impairment indicators existed and reduced he carrying value of the Turnagain mineral claims by $29,093 to $1 based on management’s assessment of current nickel prices, the global over-supply of nickel held in inventories and the weaker than expected Chinese and European demand for nickel. Future changes to this estimate could have a significant impact on the carrying value of the Turnagain mineral claims.

During the year ended December 31, 2017, the Company incurred $51,964 of exploration and evaluation expenditures. All of the expenditures were recorded to the statement of loss as exploration property impairments.

7.	Trade payables and accrued liabilities

	December 31,	December 31,
	2017	2016
	$	$
Trade payables	134,982	4,970
Accrued liabilities	10,000	10,000
	144,982	14,970

8.	Sublease obligations

Sublease obligations relate to the Company’s rent of office space. The term of the lease expires on March 31, 2019. A schedule of the Company’s minimum lease payments is as follows:

	December 31,	December 31,
	2017	2016
	$	$
Payable not later than one year	53,159	53,159
Payable later than one year and not later than five years	13,290	79,738
	66,449	132,897

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2017 and 2016

9.	Income taxes and mining tax credits

The actual income tax provision differs from the expected amounts calculated by applying the Canadian combined statutory federal and provincial corporate income tax rates to the Company’s loss before income taxes.The components of the Company’s income tax recovery are as follows:

	Year ended	Year ended
	December 31,	December 31,
	2017	2016
	$	$
Loss before income taxes	683,299	224,112

Statutory tax rate	26%	26%
Expected income tax recovery at the statutory tax rate	(177,658)	(58,269)
Tax pool not recognized	13,511	7,564
Other	164,147	50,705
Income tax recovery	-	-

The Company has the following deferred tax assets and liabilities:

	December 31,	December 31,
	2017	2016
	$	$
Federal investment tax credits	663,144	663,144
Exploration and evaluation assets	3,804,616	3,674,149
Non-capital loss carryforwards	4,129,727	4,056,879
Other	84,875	85,439
Valuation allowance	(8,682,363)	(8,479,611)
	-	-

The tax pools relating to these deferred tax assets expire as follows:

				Canadian federal
	Canadian			investment tax credit
	resource pools	Non-capital losses	Other	losses
	$	$	$	$
2025	-	-	-	25,187
2026	-	1,664,306	-	92,277
2027	-	3,323,364	-	58,467
2028	-	2,559,941	-	237,882
2029	-	2,621,029	-	249,331
2030	-	2,388,895	-	-
2031	-	1,392,745	-	-
2032	-	818,329	-	-
2033	-	202,411	-	-
2034	-	266,149	-	-
2035	-	173,814	-	-
2036	-	152,243	-	-
2037	-	320,131	-	-
No expiry	14,633,140	-	335,907	-
	14,633,140	15,883,566	335,907	663,144

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2017 and 2016

10.	Share capital

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

On August 28, 2017, the Company consolidated its common shares on a basis of one (1) new common share for two (2) old common shares held. Reference to common shares, per share amounts and other securities have been retroactively restated.

At December 31, 2017 there were 40,664,015 issued and fully paid common shares (2016 – 21,537,349).

Financings

During the year ended December 31, 2017, the following equity financings were completed:

I)

On August 30, 2017, the Company closed a private placement of 8,333,333 units at a price of $0.06 per unit for gross proceeds of $500,000. Each unit consists of one common share and one share purchase warrant exercisable into one common share at a price of $0.07 during the first year and $0.08 during years two and three. The Company used the residual method to value the share purchase warrants, allocating a value of $nil. As part of the private placement, the Company incurred other cash issuance costs of $4,575.

II)

On October 24, 2017, the Company closed a private placement of 6,750,000 units at a price of $0.35 per unit for gross proceeds of $2,362,500. Each unit consists of one common share and one half of one share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.45 with an expiry date of three years after the closing date. The Company used the residual method to value the share purchase warrants, allocating a value of $nil.

As part of the private placement, the Company paid $126,313 in finder’s fees and other cash issuance costs of $16,663. In addition, the Company issued 396,000 in broker warrants with an expiry date of one year after the closing date. The fair value of $111,210 for the broker warrants was estimated using the Black-Scholes Option Pricing Model and was charged to share issue costs and credited to contributed surplus. The assumptions used in the Black-Scholes Option Pricing Model were as follows: share price of $0.54; exercise price of $0.35; expected volatility of 100%; expected life of 1 year; a risk-free interest rate of 0.73%; and an expected dividend rate of nil.

III)

On December 20, 2017, the Company closed a private placement of 1,813,333 units at a price of $0.60 per unit for gross proceeds of $1,088,000. Each unit consists of one common share and one half of one share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.70 with an expiry date of three years after the closing date. The Company used the residual method to value the share purchase warrants, allocating a value of $36,267.

As part of the private placement, the Company paid $59,160 in finder’s fees and other cash issuance costs of $2,306. In addition, the Company issued 98,600 in broker warrants with an expiry date of one year after the closing date. The fair value of $18,762 for the broker

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2017 and 2016

warrants was estimated using the Black-Scholes Option Pricing Model and was charged to share issue costs and credited to contributed surplus. The assumptions used in the Black- Scholes Option Pricing Model were as follows: share price of $0.58; exercise price of $0.70; expected volatility of 100%; expected life of 1 year; a risk-free interest rate of 0.73%; and an expected dividend rate of nil.

IV)

On December 27, 2017, the Company closed a private placement of 1,250,000 units at a price of $0.60 per unit for gross proceeds of $750,000. Each unit consists of one common share and one half of one share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.70 with an expiry date of three years after the closing date. The Company used the residual method to value the share purchase warrants, allocating a value of $nil.

As part of the private placement, the Company paid $45,000 in finder’s fees and other cash issuance costs of $3,050. In addition, the Company issued 75,000 in broker warrants with an expiry date of one year after the closing date. The fair value of $22,333 for the broker warrants was estimated using the Black-Scholes Option Pricing Model and was charged to share issue costs and credited to contributed surplus. The assumptions used in the Black- Scholes Option Pricing Model were as follows: share price of $0.74; exercise price of $0.70; expected volatility of 100%; expected life of 1 year; a risk-free interest rate of 0.73%; and an expected dividend rate of nil.

During the year ended December 31, 2016, the following equity financings were completed:

I)

In March 2016, the Company closed a private placement of 9,120,000 units at a price of $0.02 per unit for gross proceeds of $182,400. Each unit consists of one common share and one share purchase warrant exercisable into one common share at a price of $0.10 for a period of five years after the closing date. The Company did not separately value the warrants issued as part of this private placement. Included in the private placement were 2,700,000 shares issued to officers and directors of the Company. As part of the private placement, the Company paid $1,800 in finder’s fees and issued 90,000 in broker warrants with an expiry date of one year after the closing date. The Company determined that the value of the broker warrants was insignificant.

II)

In April 2016, the Company closed a private placement of 3,380,000 units at a price of $0.02 per unit for gross proceeds of $67,600. Each unit consists of one common share and one share purchase warrant exercisable into one common share at a price of $0.10 for a period of five years after the closing date. The Company did not separately value the warrants issued as part of this private placement. As part of the private placement, the Company paid $2,816 in finder’s fees and issued 10,800 in broker warrants with an expiry date of one year after the closing date. The Company determined that the value of the broker warrants was insignificant.

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the year ended December 31, 2017 was based on the loss attributable to common shareholders of $683,299 (2016 - $224,112) and the weighted average number of common shares outstanding of 25,986,111 (2016 – 18,347,211).

Diluted loss per share did not include the effect of 2,662,500 stock options and 25,454,600 warrants as the effect would be anti-dilutive.

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2017 and 2016

Stock options

The Company has adopted an incentive stock option plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the Company’s issued and outstanding common shares. Such options will be exercisable for a period of up to 5 years from the date of grant. In connection with the foregoing, the number of common shares reserved for issuance to any one optionee will not exceed five percent (5%) of the issued and outstanding common shares and the number of common shares reserved for issuance to all investor relations and technical consultants will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities’ position.

On exercise, each option allows the holder to purchase one common share of the Company. The changes in options during the years ended December 31, 2017 and 2016 are as follows:

	Year ended		Year ended
	December 31, 2017		December 31, 2016
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
Options outstanding, beginning	1,640,000	$0.19	234,700	$2.16
Options granted	1,150,000	0.50	1,475,000	0.10
Options exercised	(125,000)	0.10	-	-
Options expired/forfeited	(2,500)	1.00	(69,700)	4.88
Options outstanding, ending	2,662,500	$0.33	1,640,000	$0.19

Options exercisable, ending	2,602,500	$0.32	902,500	$0.26

The weighted average share price on the date of option exercise during the year ended December 31, 2017 was $0.56.

Details of options outstanding as at December 31, 2017 are as follows:

Weighted average	Weighted average	Number of options
exercise price	contractual life	outstanding
$1.00	0.01 years	162,500
$0.10	3.50 years	1,350,000
$0.22	4.70 years	100,000
$0.40	4.76 years	550,000
$0.60	4.81 years	325,000
$0.80	4.87 years	175,000
$0.19	3.50 years	2,662,500

Stock-based compensation

During the year ended December 31, 2017, the Company granted 1,150,000 stock options (2016 – 1,475,000 stock options), the weighted average grant date fair value of the options was $0.32 per option (2016 - $0.04 per option). The fair value was determined using the Black-Scholes option pricing model using the following weighted average assumptions:

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2017 and 2016

	2017	2016
Share price	$0.44	$0.06
Exercise price	$0.50	$0.10
Expected life of options	5 years	5 years
Annualized volatility	100%	102%
Risk-free interest rate	1.60%	0.62%
Dividend rate	0%	0%

During the year ended December 31, 2017, the Company recorded $360,493 (2016 - $42,831) of stock-based compensation to the statement of loss and comprehensive loss based on the vesting of stock options granted.

Warrants

On exercise, each warrant allows the holder to purchase one common share of the Company. The changes in warrants outstanding during the years ended December 31, 2017 and 2016 are as follows:

	Year		Year ended
	December 31, 2017		December 31, 2016
		Average		Average
	Number of	exercise	Number of	exercise
	warrants	price	warrants	price
Warrants outstanding, beginning	13,444,147	$0.10	1,052,680	$0.24
Warrants issued	13,809,600	0.25	12,600,800	0.10
Warrants exercised	(855,000)	0.06	-	-
Warrants expired	(944,147)	0.10	(209,333)	0.80
Warrants outstanding, ending	25,454,600	$0.18	13,444,147	$0.10

Details of warrants outstanding as at December 31, 2017 are as follows:

Weighted average	Weighted average	Number of warrants
exercise price	contractual life	outstanding
$0.35	0.81 years	396,000
$0.70	0.98 years	173,600
$0.07	2.67 years	7,583,333
$0.45	2.82 years	3,375,000
$0.70	2.98 years	1,531,667
$0.10	3.27 years	12,395,000
$0.18	2.95 years	25,454,600

Refer to Note 17 – Subsequent Events.

11.	Share-based payment reserve

The share-based payment reserve records items recognized as stock-based compensation expense and the fair value of agent’s warrants until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital.

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2017 and 2016

12.	Related party transactions

	December 31,	December 31,
	2017	2016
	$	$
Consulting fees	2,500	8,000
Interest expense	551	-
Management fees	53,600	18,000
Stock-based compensation	41,163	28,312
	97,814	54,312

There were no amounts owing to related parties at December 31, 2017 or 2016. See also Note 10.

Key management includes the Chief Executive Officer, the Chief Financial Officer and the directors of the Company. Compensation paid or payable to key management for services during the year amounted to $37,700 (2016 - $17,000) for short-term benefits and $41,163 (2016 - $23,231) for stock-based compensation.

13.	Financial instruments and financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts. All of the cash is deposited in bank accounts held with one major bank in Canada. Since all of the Company’s cash is held by one bank there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies. The Company’s secondary exposure to risk is on its other receivables. This risk is minimal as receivables consist primarily of refundable government taxes.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

The following is an analysis of the contractual maturities of the Company’s non-derivative financial liabilities as at December 31, 2017:

	Within one	Between one
	year	and five	More than
		years	five years
Trade payables and accrued liabilities	$144,982	$-	$-

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2017 and 2016

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company does not have any direct exposure to foreign exchange risk.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not have any significant interest rate risk.

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	December 31,	December 31,
	2017	2016
Cash and cash equivalents	$4,066,588	$85,758
Loans and receivables:
Reclamation deposits	187,900	187,900
	$4,254,488	$273,658

Financial liabilities included in the statement of financial position are as follows:

	December 31,	December 31,
	2017	2016
Non-derivative financial liabilities:
Trade payables and accrued liabilities	$144,982	$14,970

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount. Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The following is an analysis of the Company’s financial assets measured at fair value as at December 31, 2017 and 2016:

	As at December 31, 2017
	Level 1	Level 2	Level 3
Cash	$4,066,588	$-	$-

	As at December 31, 2016
	Level 1	Level 2	Level 3
Cash	$85,758	$-	$-

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2017 and 2016

14.	Capital management

The Company's policy is to maintain a strong capital base so as to maintain investor and creditor confidence, safeguard the Company’s ability to support the exploration and development of its exploration and evaluation assets and to sustain future development of the business. The capital structure of the Company consists of equity and debt obligations, net of cash.

There were no changes in the Company's approach to capital management during the year ended December 31, 2017 and no restrictions.

15.	Supplemental cash flow information

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows. During the year ended December 31, 2017, the following transactions were excluded from the statement of cash flows:

a)	The issuance of 569,600 broker warrants at the fair value of $152,305.

16.	Segmented information

Operating segments

The Company operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties.

Geographic segments

All of the Company's assets are located in Canada.

17.	Subsequent events

Private placement

In January 2018, the Company completed a non-brokered private placement of 960,000 units at a price of $0.60 per unit for gross proceeds of $576,000. Each unit consisted of one common share and one-half share purchase warrant. Each full warrant is exercisable into one common share at a price of $0.70 for three years after the closing date. As part of the private placement, the Company paid $22,080 in finder’s fees. In addition, the Company issued 36,800 in broker warrants with an expiry date of one year after the closing date. As at December 31, 2017, proceeds of $27,000 had been received as subscriptions for this private placement.

Exercise of warrants

Subsequent to December 31, 2017, the Company issued 300,000 common shares for the exercise of 300,000 share purchase warrants at $0.10 and 100,000 common shares for the exercise of 100,000 share purchase warrants at $0.07.

Grant of options

On February 5, 2018, the Company granted 850,000 stock options to directors, officers, employees and consultants at a price of $0.55 per share exercisable up to February 5, 2023. Of the 850,000 stock options granted, 600,000 vested immediately and the remaining 250,000 vest as to 25% every three months from the date of grant.

On April 3, 2018, the Company granted 200,000 stock options to an employee at a price of $0.60 per share exercisable up to April 3, 2023. The options vest as to 25,000 on the date of grant and 25,000 every three months thereafter.

On April 20, 2018, the Company granted 75,000 stock options to an officer and a consultant at a price of $0.60 per share exercisable up to April 20, 2023. The options vest on October 20, 2018.